Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Surrozen, Inc. for the registration of (i) up to $200,000,000 of its common stock, preferred stock, debt securities, warrants and (ii) up to $23,000,000 of common stock that maybe be issued and sold from time to time under the sales agreement with Guggenheim Securities, LLC, and to the incorporation by reference therein of our report dated March 28, 2022, with respect to the consolidated financial statements of Surrozen, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

December 9, 2022